UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    May 28, 2020

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 18th Fiscal Year

April 1, 2019 to March 31, 2020

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 18th Fiscal Year

(April 1, 2019 to March 31, 2020)

1.  Matters Regarding the Current Condition of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2019 (fiscal year ended March 31, 2020), despite signs of a slowdown in the global economy mainly in Western developed countries and China as prolonged trade friction between the U.S. and China became a major obstacle to international trade and corporate capital investment, moderate growth continued overall up until the latter half of the year. However, since the start of the year, economic activity has been severely restricted due to the worldwide spread of the 2019 novel coronavirus disease (COVID-19). On the whole, up until the end of February, the Japanese economy continued its gradual recovery as the employment environment continued to improve and personal consumption remained firm. However, by the end of the fiscal year, the economy became increasingly sluggish due to factors such as the self-restraint of sales activities aimed at preventing the spread of COVID-19.

In the Japanese financial and capital markets, short-term interest rates reached around minus 0.05%, led by the Bank of Japan (BOJ)’s Quantitative and Qualitative Monetary Easing with Yield Curve Control. While long-term interest rates temporarily rose to the 0.1% range in March of this year due to increased demand for funding as a result of the spread of COVID-19, they subsequently fell to around 0%. The exchange rate mainly moved in the range of 105 yen to 110 yen to the U.S. dollar. While the Japanese yen temporarily appreciated to the 101 yen range to the U.S. dollar in March of this year due to the spread of COVID-19 in the U.S. and the sharp drop in crude oil prices, by the end of the fiscal year it was around 107 yen to the U.S. dollar. The Nikkei Stock Average rose to the 24,000 yen range in January 2020 after continuing to move back and forth around the 21,000 yen range in the first half of the fiscal year. However, it remained around 19,000 yen toward the end of fiscal 2019 due to growing concerns over the deterioration of corporate business performance resulting from the lasting effects of COVID-19.

Regarding financial-related laws and regulations, the “Act on Partial Amendments of Payment Services Act, etc., to Address the Diversification of Financial Transactions based on Advances in Information Technology” was passed in May 2019. The act establishes regulations for transactions using crypto assets and adds the service of providing customer information to third parties as a business of financial institutions. In addition, in March 2020, the Group of Central Bank Governors and Heads of Supervision, which oversees the Basel Committee on Banking Supervision, announced that it has deferred the implementation timeline of the outstanding Basel III standards finalized in each country by one year, resulting from the impact of the spread of COVID-19.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), conducting mainly commercial banking and other financial services, including leasing, securities, and consumer finance, have worked to implement our Medium-Term Management Plan for the three fiscal years from fiscal 2017 to fiscal 2019, aimed at achieving the following vision: “We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.”

During fiscal 2019, the last year of the Medium-Term Management Plan, we set the basic policy as “Realize a strong finish to the final year of the current Medium-Term Management Plan and undertake initiatives that will deliver sustainable growth, with a view to the next Medium-Term Management Plan” and carried out various initiatives based on the three core policies below to become the financial group of choice for our customers.

Core Policies (1) Disciplined business management (2) Focus on our strengths to generate growth (3) Integration across the Group and globally to achieve sustainable growth

(1) Disciplined business management

In order to reinforce our asset management business, with high capital efficiency, we further strengthened our domestic business structure through a merger between Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd. Furthermore, we acquired all business operations of U.K.-based TT International. In order to optimize our group structure, we speedily reorganized Sumitomo Mitsui Card Company, Limited, Cedyna Financial Corporation, and SMBC Finance Service Co., Ltd., which lead the Group’s cashless payment strategy. We also accelerated implementation of operational automation using RPA (Robotic Process Automation) in each Group company, and in Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), the completion of the transformation of all branches to next-generation branches.

(2) Focus on our strengths to generate growth

Based on our core competencies and growth opportunities, we have identified “Seven Core Business Areas” and carried out business accordingly.

[Seven Core Business Areas]

(1) Hold the number one retail banking franchise in Japan

(2) Build on our lead position in the Japanese medium-sized enterprise market

(3) Increase market share in Corporate & Investment Banking in key global markets

(4) Establish a top-tier position in product lines where we are competitive globally

(5) Accelerate our “Asia-centric” strategy (Note 1)

(6) Strengthen sales and trading capability

(7) Develop asset-light businesses: trust banking and asset management

(Note 1)	The reinforcement of business in Asia is our most important strategy and we aim to become a leading financial group in Asia by proactively investing resources into the region.

We advanced the following initiatives in the Retail, Wholesale, International, and Global Markets Business Units.

(a) Retail Business Unit

The Retail Business Unit engages mainly in business aimed at retail customers.

SMBC improved convenience for customers through measures such as digitizing application procedures for consumer loans. In order to meet the diversifying asset management needs of customers, SMBC and SMBC Nikko Securities Inc. continued to collaborate to promote customer-focused wealth management business. As a result, the balances of assets under custody rose steadily. In the payment business segment, Sumitomo Mitsui Card Company, Limited and Cedyna Financial Corporation implemented measures to enrich the services available to customers, such as expanding the functions of smartphone apps, and as a result credit card purchase volumes increased steadily.

(b) Wholesale Business Unit

The Wholesale Business Unit engages in business mainly aimed at large- and medium-sized corporate clients in Japan.

For medium-sized corporate clients, the Group provided diverse solutions tailored to the growth stages of individual customers. For large-sized corporate clients, to meet increasingly advanced and complex needs, such as cross-border M&A transactions, the Group further accelerated businesses focused on providing solutions to clients’ management issues including providing high value-added proposals through collaboration between Group companies, both in Japan and overseas. As the tide of digitalization continues throughout society, the Group created new businesses, such as SMBC’s “Biz-Create,” an online business matching service, and the launch of a cloud-based electronic contract service by SMBC CLOUDSIGN, Inc., a joint venture between the Company and Bengo4.com, Inc.

(c) International Business Unit (Note 2)

The International Business Unit engages in business aimed at Japanese and non-Japanese companies and financial institutions operating business overseas, and foreign companies operating inside Japan.

For overseas customers, as a result of the promotion of cross-selling on a global Group basis, the Group expanded the number of bond underwritings as an active book runner (Note 3), carrying on the expansion from the previous year. The Group also continued to work to enhance its business in areas in which the Group possesses particular strengths, such as aircraft leasing. In Asia, we deepened relationships with local blue chip companies and high-growth companies. In Indonesia, our consolidated subsidiary, PT Bank BTPN Tbk expanded its business as a full-line commercial bank that handles both wholesale and retail businesses and established a system capable of providing comprehensive financial services through collaborations with Group companies which engage in securities and leasing businesses.

(Note 2)	As of April 1, 2020, the “International Business Unit” has been renamed to the “Global Business Unit.”

(Note 3)	A securities company that plays a key underwriting role when offering and selling securities.

(d) Global Markets Business Unit

The Global Markets Business Unit carries out ALM operations (Note 4) that comprehensively manage the liquidity risk and interest rate risk, and provides customers with services through marketable products such as foreign currency, derivatives, bonds, and stocks.

SMBC and SMBC Nikko Securities expanded their offerings of marketable products such as stocks, foreign currency, and derivatives, and enhanced collaboration between their sales and product development sections. Through this, they established a solution proposal-based business model that promptly meets customers’ diversified investment targets and needs. In order to stabilize its procurement of foreign currency, SMBC continued to issue foreign-denominated covered bonds, which are secured by products such as SMBC’s housing loan bonds.

(Note 4)	Asset Liability Management: A risk management method that optimizes future asset and liability balance and seeks to maximize revenue.

(3) Integration across the Group and globally to achieve sustainable growth

(a) Governance and management structure to maximize our business potential

The Group enhanced its product and service provision capabilities and met the diverse needs of a broad range of customers on a group-wide and global basis under the business unit system. By controlling personnel and system investment amounts, such as the focused allocation of personnel and system investment in growth fields, on a group-wide and global basis, we optimized resource allocation on a group-wide basis. Based on domestic and foreign regulatory trends, we engaged in risk management and compliance system improvement measures, such as the prevention of money laundering and financing to terrorists. In order to further strengthen our corporate governance system, in June 2019, SMBC and SMBC Nikko Securities Inc. transformed to a company with an Audit and Supervisory Committee, respectively.

(b) Digitalization

With the rapid advancement of digitalization throughout society, Group companies used digital technologies to improve operational efficiency and productivity. Sumitomo Mitsui Card Company, Limited, together with GMO Payment Gateway, Inc. and Visa Worldwide (Japan) Co., Ltd., continued the building of a next-generation payment platform and began offering “stera,” a comprehensive payment platform that provides all the functions necessary for cashless payment in a single package. Sumitomo Mitsui Card Company, Limited used its cashless data to begin providing “Custella,” a data analysis support service that assists clients with their sales activities.

(c) Enhancement of Corporate Sustainability Management

Group companies collaborated to actively reduce environmental impacts through their operations, such as by providing support for renewable energy projects using wind or solar power. In order to implement the recommendations of the Task Force on Climate-related Financial Disclosures, established by the Financial Stability Board, which is composed of financial authorities in key countries, in April 2019, SMBC became the first G-SIFIs (Note 5) to quantitatively perform tentative calculations of the financial impact of climate change and to disclose its findings. In January 2020, it expanded its analysis scope to also include risks occurring in the process of the transition to low-carbon society, and disclosed its findings regarding the corresponding impact. The Company became a signatory to the Principles for Responsible Banking, issued in September 2019 by the United Nations Environment Programme Finance Initiative, and declared its intent to engage in business activities that contribute to the realization of sustainable society.

(Note 5)	Financial institutions certified by the Financial Stability Board as being systematically and globally important.

As a result of these initiatives, the Company recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 932.0 billion yen and 703.8 billion yen, respectively, in fiscal 2019.

[Summary of Performance]

Sumitomo Mitsui Financial Group

	FY2018	FY2019
Ordinary profit	1,135.3 billion yen	932.0 billion yen
Profit attributable to owners of parent	726.6 billion yen	703.8 billion yen

(Note)	Amounts less than one hundred million yen have been rounded down.

Sumitomo Mitsui Banking Corporation (For reference)

	FY2018	FY2019
Ordinary profit	649.6 billion yen	483.9 billion yen
Net income	477.3 billion yen	317.3 billion yen

(Note)	Amounts less than one hundred million yen have been rounded down.

Issues to be addressed

In fiscal 2020, we revised our mission and formulated a new Medium-Term Management Plan for the three years up to fiscal 2022.

As we move forward with our new mission and Medium-Term Management Plan, considering the significant impact to our customers and the economy caused by COVID-19, we strive to fulfill our social responsibility through the financial services that our group companies provide as financial infrastructure essential for maintaining social functions and supporting local communities and society.

For consumers in Japan, in order to respond to urgent funding needs, we are extending loans with low interest rates and providing flexibility by reviewing lending procedures. We are also upgrading our online services so that our customers can complete various transactions without coming to our branches. For corporates, we are supporting business continuity by setting up special funds to strengthen their liquidity positions and providing online services at our group companies for payments and other procedures. As for the support for local communities and society, we are making donations to medical research activities as well as the promotion of culture and arts. Furthermore, we are taking measures to prevent the spread of COVID-19 at our branches and encouraging telework to continue our services while ensuring the safety of our customers and employees.

On that basis, we will implement various initiatives to achieve our mission and management goals of our new Medium-Term Management Plan.

We have worked to achieve sustainable growth and enhance corporate value over the medium- to long-term by following our mission focusing on “Customer”, “Shareholder” and “Employees” as a universal concept for group management. However, our business environment has undergone major changes including the worsening of environmental and social issues, the momentum to pursue a sustainable society, intensified competition with transcending barriers of industries, changes of organizational culture, and diversification of employees. As a way to pass down unchanging fundamental beliefs while accepting the changes to the environment, we revised our mission for the first time and added “We contribute to a sustainable society by addressing environmental and social issues”. At the same time, we set a new medium- to long-term vision of becoming “A trusted global solution provider committed to the growth of our customers and advancement of society” and revised ”Five values”, which are to be shared by all SMBC Group employees.

In order to realize this vision, we will take steady steps by promoting various initiatives based on the three core policies under the new Medium-Term Management Plan.

<Business Strategy>

(1) Transformation: Transform existing businesses

Improve profitability and efficiency by engaging in business model transformation and structural cost reform among major business areas while ensuring strategic resource allocation. Specifically, mainly in the domestic business, we will rebuild the business franchise and preform strategic reallocation of resources corresponding to the market potential and pursue the improvement of both our service quality and business productivity through digitalization and streamlining of our business administration. Furthermore, in business areas where there is growth potential, we will aim to enhance our capability of providing high-quality solutions to our customers and strengthen competitiveness of our products and services by restructuring the business model and organizational structure to maximally leverage our group capability.

(2) Growth: Seek new growth opportunities

Explore new growth opportunities including non-financial business fields and generate new added value by making investments for the future to increase our profit base. Specifically, we will (a) strengthen businesses with high asset efficiency such as asset management and payment business in response to the structural change in the financial market, (b) expand our business franchise in Asia where medium- to long term growth is expected, and (c) develop new businesses that provide solutions utilizing data and digital technology to expand our business base for future growth.

Under our business strategy of “Transformation” and “Growth”, we have identified “Seven Key Strategies”.

<Management Base>

(3) Quality: Elevate quality in all aspects

Make a consistent effort to enhance our management system and corporate infrastructure as a global financial institution to realize sustainable growth. Specifically, as a basic management policy, we continue to ensure our customer-oriented approach and at the same time, we will take further actions such as promoting green finance and financial education programs to contribute to a sustainable society. In addition, we will continue to sophisticate human resource management and development to have employees perform at their full potential, and we will develop IT infrastructure in order to achieve both convenience improvement and strong cyber security. Furthermore, we enhance our governance system in a global basis including risk management and compliance areas.

We aim to respond to shareholder expectations by showing steady results regarding the initiatives described above. We look forward to the continued understanding and support of our shareholders.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.  Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: billions of yen

	FY2016 (Fiscal year ended March 31, 2017)	FY2017 (Fiscal year ended March 31, 2018)	FY2018 (Fiscal year ended March 31, 2019)	FY2019 (Fiscal year ended March 31, 2020)

Ordinary income	5,133.2	5,764.1	5,735.3	5,314.3

Ordinary profit	1,005.8	1,164.1	1,135.3	932.0

Profit attributable to owners of parent	706.5	734.3	726.6	703.8

Comprehensive income	966.0	984.1	795.1	372.9

Net assets	11,234.2	11,612.8	11,451.6	10,784.9

Total assets	197,791.6	199,049.1	203,659.1	219,863.5

(Notes)	1.	Amounts less than one hundred million yen have been rounded down.
	2.	The Company has 174 consolidated subsidiaries and 101 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2020.

b.   Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: billions of yen

	FY2016 (Fiscal year ended March 31, 2017)	FY2017 (Fiscal year ended March 31, 2018)	FY2018 (Fiscal year ended March 31, 2019)	FY2019 (Fiscal year ended March 31, 2020)
Operating income	502.4	366.3	522.5	833.8
Dividends received	428.8	257.0	371.8	659.4
Dividends received from banking subsidiaries	408.4	223.3	325.3	637.7
Dividends received from other subsidiaries	17.5	31.0	40.2	10.7
Net income	(millions of yen) 450,775	(millions of yen) 229,300	(millions of yen) 474,196	(millions of yen) 636,128
Earnings per share	(yen) 319.69	(yen) 162.57	(yen) 339.29	(yen) 462.60
Total assets	10,457.1	12,104.9	12,991.3	14,225.4
Investments in banking subsidiaries	4,613.8	4,613.8	4,613.7	4,613.7
Investments in other subsidiaries	1,489.0	1,489.7	1,265.7	1,533.6

(Notes)	1.	Amounts less than one hundred million yen have been rounded down.
2.

“Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) has been adopted from the fiscal year ended March 31, 2019, whereby deferred tax assets are presented under investments and other assets, while deferred tax liabilities are presented under fixed liabilities. This change has been reflected in fiscal years ended March 31, 2018 and before as well.

(3)	Employees of the Group

	March 31, 2020
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	7,463	32,926	29,333	1,299	15,422

	March 31, 2019
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	7,396	34,055	28,989	1,282	14,937

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (14,134 persons as of March 31, 2020; 15,089 persons as of March 31, 2019).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.
	3.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Businesses dealing with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

(4)	Principal Offices of the Group

Company name	Reportable segment	Principal office		Number of branches
				As of March 31, 2020	As of March 31, 2019
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit	Domestic	Head Office Tokyo Main Office Osaka Head Office Kobe Main Office, etc.	865	893
	Head Office Account	Overseas	New York Branch, etc.	41	42
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit International Business Unit	Head Office, etc.		35	35
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	Head Office, etc.
Sumitomo Mitsui Card Company, Limited	Retail Business Unit	Tokyo Head Office Osaka Head Office, etc.
Cedyna Financial Corporation	Retail Business Unit	Head Office Tokyo Head Office, etc.
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	Head Office, etc.
The Japan Research Institute, Limited	Head Office Account	Tokyo Head Office Osaka Head Office, etc.
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	Head Office, etc.

(Note)	The businesses handled by each business unit are the following.
	Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized enterprises
	Retail Business Unit:	Businesses dealing with domestic individual and small-to-medium-sized enterprises
	International Business Unit:	Businesses dealing with international (including Japanese) corporate customers
	Global Markets Business Unit:	Businesses dealing with financial markets
	Head Office account:	Businesses other than those above

(5)	Capital Investment of the Group

a. Total Amount of Capital Investment

Unit: millions of yen

Company name	Reportable segment	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	15,844
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	105,833
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit International Business Unit	5,279
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	29,405
Sumitomo Mitsui Card Company, Limited	Retail Business Unit	23,015
Cedyna Financial Corporation	Retail Business Unit	8,204
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	8,334
The Japan Research Institute, Limited	Head Office Account	7,728
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	2,304
Others	-	26,106
Total		232,055

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Businesses dealing with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

b. Establishment of Principal Facilities, etc.

Unit: millions of yen

Company name	Reportable segment	Description	Amount
Sumitomo Mitsui Financial Group, Inc.	Head Office Account	Branch facilities, etc.	15,745
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit International Business Unit Global Markets Business Unit Head Office Account	Branch facilities, etc.	19,402
		Software	59,000

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized enterprises
		Retail Business Unit:	Businesses dealing with domestic individual and small-to-medium-sized enterprises
		International Business Unit:	Businesses dealing with international (including Japanese) corporate customers
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	June 6, 1996	1,770,996	100.00	-
SMBC Trust Bank Ltd.	Minato-ku, Tokyo	Commercial banking and trust services	February 25, 1986	87,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	February 4, 1963	15,000	50.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	100.00	-
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chuo-ku, Tokyo	Consumer lending	March 20, 1962	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	November 1, 2002	10,000	100.00	-
Sumitomo Mitsui DS Asset Management Company, Limited	Minato-ku, Tokyo	Investment advisory and investment trust management	July 15, 1985	2,000	50.12	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Commercial banking	March 5, 2003	348,192 [USD 3.2 billion]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	April 27, 2009	153,100 [RMB 10 billion]	100.00 (100.00)	-
PT Bank BTPN Tbk	Jakarta, Republic of Indonesia	Commercial banking	February 5, 1958	1,075 [IDR 162.9 billion]	93.52 (93.52)	-
SMBC Americas Holdings, Inc.	Wilmington, Delaware, U.S.A.	Bank Holding Company	August 8, 1990	0 [USD 2,100]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	13,636	21.99	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
	4.

Daiwa SB Investments Ltd., which was previously stated, has been excluded from the Company’s equity method affiliates because this company ceased to exist due to the merger with Sumitomo Mitsui Asset Management Company, Limited on April 1, 2019. In addition, Sumitomo Mitsui Asset Management Company, Limited has changed its name to Sumitomo Mitsui DS Asset Management Company, Limited.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	-	-

   (Note) Amounts less than one million yen have been rounded down.

(8)	Material Matters regarding Business Transfer, etc.

Date of business transfer, etc.	Status of business transfer, etc.
April 1, 2019

Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd. merged on April 1, 2019 and the merged company has changed its name to Sumitomo Mitsui DS Asset Management Company, Limited.

2.  Matters regarding Directors and Corporate Executive Officers

(1)	Directors and Corporate Executive Officers

a.	Directors

(As of March 31, 2020)

Name	Position and responsibility	Significant concurrent positions	Other
Takeshi Kunibe	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee	Director of TAISHO PHARMACEUTICAL HOLDINGS Co., Ltd. Director of NEC Corporation	-
Jun Ohta*	Director Member of the Compensation Committee	-	-
Makoto Takashima	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Haruyuki Nagata*	Director	Director of Sumitomo Mitsui Banking Corporation	-
Toru Nakashima*	Director	Director of Sumitomo Mitsui Banking Corporation	-
Atsuhiko Inoue	Director Member of the Audit Committee	Director of Sumitomo Mitsui Banking Corporation	-
Toru Mikami	Director Member of the Audit Committee	-	-
Tetsuya Kubo	Director	Representative Director, Chairman of the Board of SMBC Nikko Securities Inc.	-
Masayuki Matsumoto	Director (outside) Member of the Nominating Committee Member of the Audit Committee (Chairman)	Special Advisor of Central Japan Railway Company	-
Arthur M. Mitchell	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Attorney at Law, admitted in New York Registered Foreign Attorney in Japan	-
Shozo Yamazaki	Director (outside) Member of the Audit Committee	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	He has considerable expertise in finance and accounting.

Name	Position and responsibility	Significant concurrent positions	Other
Masaharu Kohno	Director (outside) Member of the Nominating Committee	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Yoshinobu Tsutsui	Director (outside) Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Chairman of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Katsuyoshi Shinbo	Director (outside) Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-
Eriko Sakurai	Director (outside) Member of the Nominating Committee Member of the Compensation Committee	Chairman and CEO of Dow Toray Co., Ltd. Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors” below.	-

(Notes)	1.

Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.

	2.	To ensure audit effectiveness, the Company has elected two non-executive Directors Messrs. Atsuhiko Inoue and Toru Mikami as full-time members of the Audit Committee.
	3.	Directors with an asterisk (*) concurrently serve as Corporate Executive Officers.
4.

The Company has designated Directors Messrs. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Ms. Eriko Sakurai as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

	5.	Change in significant concurrent position as of April 1, 2020:

Director	Tetsuya Kubo	Advisor of SMBC Nikko Securities Inc.

    Directors who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Koichi Miyata	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee	Chairman of the Board of Sumitomo Mitsui Banking Corporation Director of SONY CORPORATION Corporate Auditor of Isetan Mitsukoshi Holdings Ltd.	Resigned on April 1, 2019
Kozo Ogino*	Director	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2019

(Notes)	1.	Position and responsibility and significant concurrent positions are reported as of the date of resignation.
	2.	The director with an asterisk (*) concurrently served as Corporate Executive Officer.

b.	Corporate Executive Officers

(As of March 31, 2020)

Name	Position and responsibility	Significant concurrent positions	Other
Jun Ohta*	President (Representative Corporate Executive Officer) Group CEO	-	-
Gotaro Michihiro	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Co-Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Masahiko Oshima	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Head of International Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Toshikazu Yaku	Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CCO and Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept. and Administrative Services Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Katsunori Tanizaki	Senior Managing Corporate Executive Officer Group CDIO Responsible for IT Innovation Dept.	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation Representative Director, President and CEO of The Japan Research Institute, Limited	-
Naoki Tamura	Senior Managing Corporate Executive Officer Head of Retail Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Hiroshi Munemasa	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Kimio Matsuura	Senior Managing Corporate Executive Officer Co-Head of Wholesale Business Unit	Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Haruyuki Nagata*	Senior Managing Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept. and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation	-

Name	Position and responsibility	Significant concurrent positions	Other
Toru Nakashima*	Senior Managing Corporate Executive Officer Group CFO and Group CSO Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. and Subsidiaries & Affiliates Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Shoji Masuda	Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., Data Management Dept. and Operations Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-

(Notes)	1.	Corporate Executive Officers with an asterisk (*) concurrently serve as Directors.
	2.	CEO:	Chief Executive Officer
		CCO:	Chief Compliance Officer
		CHRO:	Chief Human Resources Officer
		CDIO:	Chief Digital Innovation Officer
		CRO:	Chief Risk Officer
		CFO:	Chief Financial Officer
		CSO:	Chief Strategy Officer
		CIO:	Chief Information Officer
	3.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2020:
		Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)		Masahiko Oshima	Head of Global Business Unit (On April 1, the International Business Unit was renamed to the Global Business Unit)
		Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)		Toshikazu Yaku	Group CCO and Group CHRO Responsible for General Affairs Dept., Human Resources Dept., Quality Management Dept., Compliance Dept. and Administrative Services Dept.
		Senior Managing Corporate Executive Officer		Katsunori Tanizaki	No longer responsible for IT Innovation Dept. Group CDIO Responsible for Digital Solution Division and Digital Strategy Dept.
		Senior Managing Corporate Executive Officer		Hiroshi Munemasa	Resigned from Senior Managing Corporate Executive Officer Resigned from Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation
		Senior Managing Corporate Executive Officer		Haruyuki Nagata	Group CRO Responsible for Corporate Risk Management Dept., Risk Management Dept., Americas Division and Credit & Investment Planning Dept.
		Senior Managing Corporate Executive Officer		Toru Nakashima

No longer responsible for Subsidiaries & Affiliates Dept.

Group CFO and Group CSO

Responsible for Public Relations Dept., Corporate Planning Dept., Business Development Dept. and Financial Accounting Dept.

		Managing Corporate Executive Officer		Shoji Masuda	Senior Managing Corporate Executive Officer Group CIO Responsible for IT Planning Dept., System Security Planning Dept., Data Management Dept. and Operations Planning Dept.
Assumption of Corporate Executive Officers as of April 1, 2020:
				Fumiharu Kozuka	Senior Managing Corporate Executive Officer Group CAE (Chief Audit Executive) Responsible for Audit Dept.
				Masamichi Koike	Senior Managing Corporate Executive Officer Head of Global Markets Business Unit Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Changes in responsibilities as of May 1, 2020:
Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer)	Toshikazu Yaku	Discharged from Group CCO No longer responsible for Compliance Dept.
Assumption of Corporate Executive Officers as of May 1, 2020:
	Tetsuro Imaeda	Senior Managing Corporate Executive Officer Group CCO Responsible for Compliance Dept. Director of Sumitomo Mitsui Banking Corporation

    Corporate Executive Officers who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Takeshi Kunibe*	President (Representative Corporate Executive Officer) Group CEO	Director of NEC Corporation	Resigned on April 1, 2019
Kozo Ogino*	Deputy President and Corporate Executive Officer Group CRO Responsible for Corporate Risk Management Dept. and Credit & Investment Planning Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2019
Manabu Narita	Deputy President and Corporate Executive Officer Head of Wholesale Business Unit	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	Resigned on April 1, 2019

(Notes)	1.	Position and responsibility and significant concurrent positions are reported as of the date of resignation.
	2.	Corporate Executive Officers with an asterisk (*) concurrently served as Directors.

(2)    Compensation, etc. for Directors and Corporate Executive Officers

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	13	353
Corporate Executive Officers	11	542
Total	24	896

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	Corporate Executive Officers do not receive an employee salary nor do they receive consideration for the performance of other duties.
	3.	Compensation, etc. paid to Directors concurrently serving as Corporate Executive Officers is included in the amount for Corporate Executive Officers.
4.

The above-written amounts of compensation, etc. include expenses of 174 million yen (35 million yen for Directors and 138 million yen for Corporate Executive Officers) related to the payment of bonuses to Directors and Corporate Executive Officers.

	5.	The above-written amounts include “Compensation, etc. for Outside Directors” as mentioned below.

Policy for Individual Compensation for Directors and Corporate Executive Officers

The Company hereby establishes the Executive Compensation Policy (the “Policy”) in order to provide guiding principles to determine individual remuneration for its directors, corporate executive officers and executive officers (the “Executives”).

The Policy’s aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue the Group’s Mission and medium- to long-term vision.

Sumitomo Mitsui Banking Corporation, one of the Company’s main subsidiaries, shall determine its executive compensations in accordance with this Policy.

1.	Core Principles

Our executive compensation shall be determined in accordance with the core principles below:

1)	The executive compensation aims at providing appropriate incentives toward the realization of the Group’s Mission and Vision.
2)

The Company’s executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the SMBC Group, and shall account for contributions to shareholder value and customer satisfaction as well as the realization of a sustainable society.

3)	Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of the each Executive.
4)	The Company shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5)	The Company’s executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6)	Both external and internal regulations/guidelines on executive compensation shall be observed and respected.
7)

The Company shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2.	Compensation Programme
1)	The Company’s executive compensation programme (the “Programme”) shall have three components: base salary, cash bonus, and stock compensation.
However, compensation for Outside Directors and Members of the Audit Committee is composed of base salary only, in light of their roles to oversee the execution of duties of executive officers, etc.
2)

In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the Group, the Programme targets the variable compensation component of total remuneration at 40%, if paid at standard levels. Corresponding with performance and the business environment, the variable component could range from 0% to 150% of the standard levels, which shall be determined by performance of the Executives.

3)

In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% of total remuneration, if paid at standard levels.

4)	The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.
5)	Base salary shall be paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.
6)

Annual incentives shall be determined based on the annual performance of the Group, the group company and the business unit each Executive is accountable for, as well as on the performance of the each Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be paid as cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).

7)

Stock compensation plans consist of Stock Compensation Plan I (the “Plan I”), under which the remuneration of the Executives shall be determined based on the Group’s medium-term performance, etc., Stock Compensation Plan II (the “Plan II”), determined based on the Group’s annual performance, etc. and Stock Compensation Plan III (the “Plan III”), determined based on corporate titles, etc.

a.	Under the stock compensation plans, the Executives shall receive remuneration via shares of the Company common stock. The transfer of such stock shall be restricted for appropriately defined periods.
b.

Remuneration under Plan I shall be determined based on the Group’s performance against the Medium-term Management Plan, performance of the Company shares, and the results of customer satisfaction surveys, etc.

c.

Remunerations under Plan II shall be determined based on the annual performance of the Group, the group company, and the business unit each Executive is accountable for, as well as on the performance of each Executive reviewed both from a short-term and medium-/long-term perspectives. Remuneration paid by restricted shares, they shall effectively act as deferred compensation.

d.	Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.
8)	In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.
9)

Notwithstanding the above, executive compensation for the Executives hired locally overseas and the Executives domiciled outside Japan shall be individually designed and determined not only in accordance with the above Core Principles, but also with consideration to local regulations and taxes, guidelines, and other local market practices, whilst ensuring the compensation should not incentivize excessive risk-taking.

3.	Governance and Control of the Compensation Processes
1)	The Company, as a Company with Three Committees, has established a Compensation Committee to resolve the following:
✓	The Policy, the Programme, and relevant regulations.
✓	Individual remunerations for the Company’s directors and corporate executive officers.
2)	In addition to the above, the Company Compensation Committee shall review and discuss the below:
✓	The individual remuneration for the Company’s other executive officers.
✓	Executive compensation programmes/practices of group companies of the Company, etc.

4.	Amendments to and Abolition of the Policy
Amendments	to and abolition of the Policy shall be resolved at the Compensation Committee.

(3)    Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Masayuki Matsumoto

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) 10 million yen or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Arthur M. Mitchell
Shozo Yamazaki
Masaharu Kohno
Yoshinobu Tsutsui
Katsuyoshi Shinbo
Eriko Sakurai

3.    Matters regarding Outside Directors

(1)    Concurrent Positions and Other Details on Outside Directors

(As of March 31, 2020)
Name	Concurrent positions and other details
Masayuki Matsumoto	Special Advisor of Central Japan Railway Company
Shozo Yamazaki	Director of EBARA CORPORATION (outside)
Masaharu Kohno	Director of DOUTOR • NICHIRES Holdings Co., Ltd. (outside)
Yoshinobu Tsutsui

Chairman of NIPPON LIFE INSURANCE COMPANY

Director of Imperial Hotel, Ltd. (outside)

Director of Panasonic Corporation (outside)

Audit & Supervisory Board Member of West Japan Railway Company (outside)

Katsuyoshi Shinbo	Corporate Auditor of Mitsui Chemicals, Inc. (outside)
Eriko Sakurai	Chairman and CEO of Dow Toray Co., Ltd. Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K. Director of SONY CORPORATION (outside)

(Note)	There is no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors of the Company concurrently serve.

(2)    Major Activities of Outside Directors

Name	Term of Office	Attendance of the Board of Directors meeting, etc.		Opinions issued at the Board of Directors meeting, etc. and other activities
Masayuki Matsumoto	2 years and 9 months	Board of Directors meetings Nominating Committee meetings Audit Committee meetings	12/12 4/5 15/15	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Arthur M. Mitchell	4 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	12/12 5/5 6/6	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Shozo Yamazaki	2 years and 9 months	Board of Directors meetings Audit Committee meetings	12/12 15/15	He mainly provides suggestions and comments based on his considerable experience as a Certified Public Accountant and high level of insight.
Masaharu Kohno	4 years and 9 months	Board of Directors meetings Nominating Committee meetings	12/12 5/5	He mainly provides suggestions and comments based on his considerable experience as a diplomat and high level of insight.
Yoshinobu Tsutsui	2 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	12/12 5/5 5/6	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Katsuyoshi Shinbo	2 years and 9 months	Board of Directors meetings Audit Committee meetings Compensation Committee meetings	12/12 15/15 6/6	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Eriko Sakurai	4 years and 9 months	Board of Directors meetings Nominating Committee meetings Compensation Committee meetings	12/12 5/5 6/6	She mainly provides suggestions and comments based on her considerable experience as a chief executive and high level of insight.

 (Note)    Periods of service of the Directors above of less than one month have been rounded down.

(3)    Compensation, etc. for Outside Directors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc. of the Company
Total amount of compensation, etc.	7	114	-

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	No expenses have been incurred in connection with the payment of bonuses to Outside Directors.

4.    Matters regarding Shares of the Company

(1)     Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,373,171,556

(2) Number of Shareholders as of March 31, 2019
(Number of shareholders)
Common stock	327,658

(3)     Major Shareholders

        Common Stock

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	971,566	7.09
Japan Trustee Services Bank, Ltd. (Trust Account)	783,326	5.71
Japan Trustee Services Bank, Ltd. (Trust Account 9)	403,326	2.94
Japan Trustee Services Bank, Ltd. (Trust Account 7)	293,202	2.14
NATSCUMCO	281,213	2.05
Japan Trustee Services Bank, Ltd. (Trust Account 5)	277,859	2.02
JP MORGAN CHASE BANK 385151	263,874	1.92
SSBTC CLIENT OMNIBUS ACCOUNT	254,092	1.85
STATE STREET BANK WEST CLIENT – TREATY 505234	193,533	1.41
Barclays Securities Japan Limited	184,841	1.34

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

5.  Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Toshihiro Otsuka Designated Limited Liability Partner Noriaki Habuto Designated Limited Liability Partner Kazuhide Niki Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 1,810 million yen

1. The Audit Committee confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Audit Committee gave approval set forth in Article 399, Paragraphs 1 and 4 of the Companies Act for the compensation, etc. of the Accounting Auditor.

2. The Company paid the Accounting Auditor for general training for employees of internal audit departments, etc., which fell outside the scope of the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act.

Of the above, compensation, etc. as Accounting Auditor: 282 million yen

(Notes)	1. Amounts less than one million yen have been rounded down.

2. The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

3. Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 3,951 million yen. This total includes fund auditing compensation.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

The Audit Committee discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Audit Committee discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 404, Paragraph 2, Item 2 of the Companies Act.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank BTPN Tbk and SMBC Americas Holdings, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

6.	Matters regarding Specified Wholly Owned Subsidiary

Company Name	Address	Total book value (millions of yen)	Total assets of the Company (millions of yen)
Sumitomo Mitsui Banking Corporation	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	4,613,790	14,225,470

(Note)  Amounts less than one million yen have been rounded down.

7.	Others

Policy Regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to paragraph 1, Article 459 of the Companies Act

The Company stipulated in Article 8 of its Articles of Incorporation that except as otherwise provided by applicable law, the Company may, by resolution of its Board of Directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, paragraph 1 of Article 459 of the Companies Act. For acquisition of its own shares, the Company will appropriately act after comprehensively assessing the status of its capital, investment opportunities for future growth and other factors.

Consolidated Balance Sheet

(As of March 31, 2020)

Unit: millions of yen

Account	Amount	Account	Amount

(Assets)		(Liabilities)

Cash and due from banks	61,768,573	Deposits	127,042,217

Call loans and bills bought	896,739	Negotiable certificates of deposit	10,180,435

Receivables under resale agreements	8,753,816	Call money and bills sold	3,740,539

Receivables under securities borrowing transactions	5,005,103	Payables under repurchase agreements	13,237,913

Monetary claims bought	4,559,429	Payables under securities lending transactions	2,385,607

Trading assets	7,361,253	Commercial paper	1,409,249

Money held in trust	353	Trading liabilities	6,084,528

Securities	27,128,751	Borrowed money	15,210,894

Loans and bills discounted	82,517,609	Foreign exchanges	1,461,308

Foreign exchanges	2,063,284	Short-term bonds	379,000

Lease receivables and investment assets	219,733	Bonds	9,235,639

Other assets	8,298,393	Due to trust account	1,811,355

Tangible fixed assets	1,450,323	Other liabilities	7,011,967

Assets for rent	506,755	Reserve for employee bonuses	73,868

Buildings	341,505	Reserve for executive bonuses	3,362

Land	423,346	Net defined benefit liability	35,777

Lease assets	28,933	Reserve for executive retirement benefits	1,270

Construction in progress	46,138	Reserve for point service program	26,576

Other tangible fixed assets	103,645	Reserve for reimbursement of deposits	4,687

Intangible fixed assets	753,579	Reserve for losses on interest repayment	142,890

Software	440,407	Reserves under the special laws	3,145

Goodwill	194,289	Deferred tax liabilities	257,384

Lease assets	986	Deferred tax liabilities for land revaluation	30,111

Other intangible fixed assets	117,896	Acceptances and guarantees	9,308,882

Net defined benefit asset	230,573	Total liabilities	209,078,615

Deferred tax assets	26,314	(Net assets)

Customers’ liabilities for acceptances and guarantees	9,308,882	Capital stock	2,339,964

Reserve for possible loan losses	(479,197)	Capital surplus	692,003

		Retained earnings	6,336,311

		Treasury stock	(13,983)

		Total stockholders’ equity	9,354,296

		Net unrealized gains (losses) on other securities	1,371,407

		Net deferred gains (losses) on hedges	82,257

		Land revaluation excess	36,878

		Foreign currency translation adjustments	(32,839)

		Accumulated remeasurements of defined benefit plans	(92,030)

		Total accumulated other comprehensive income	1,365,673

		Stock acquisition rights	2,064

		Non-controlling interests	62,869

		Total net assets	10,784,903

Total assets	219,863,518	Total liabilities and net assets	219,863,518

Consolidated Statement of Income

(From April 1, 2019 to March 31, 2020)

Unit: millions of yen

Account	Amount
Ordinary income		5,314,313
Interest income	2,456,364
Interest on loans and discounts	1,693,016
Interest and dividends on securities	346,822
Interest on call loans and bills bought	15,890
Interest on receivables under resale agreements	31,449
Interest on receivables under securities borrowing transactions	21,247
Interest on deposits with banks	80,924
Interest on lease transactions	7,307
Other interest income	259,705
Trust fees	4,701
Fees and commissions	1,287,538
Trading income	262,826
Other operating income	1,050,065
Lease-related income	39,123
Installment-related income	752,775
Other	258,166
Other income	252,816
Recoveries of written-off claims	12,414
Other	240,401
Ordinary expenses		4,382,249
Interest expenses	1,179,770
Interest on deposits	441,477
Interest on negotiable certificates of deposit	131,849
Interest on call money and bills sold	10,284
Interest on payables under repurchase agreements	131,320
Interest on payables under securities lending transactions	1,111
Interest on commercial paper	31,525
Interest on borrowed money	57,632
Interest on short-term bonds	29
Interest on bonds	220,874
Other interest expenses	153,666
Fees and commissions payments	204,188
Other operating expenses	908,951
Lease-related expenses	26,514
Installment-related expenses	722,440
Other	159,997
General and administrative expenses	1,739,603
Other expenses	349,734
Provision for reserve for possible loan losses	70,571
Other	279,163
Ordinary profit		932,064
Extraordinary gains		23,896
Gains on disposal of fixed assets	1,855
Other extraordinary gains	22,040
Extraordinary losses		67,314
Losses on disposal of fixed assets	1,910
Losses on impairment of fixed assets	65,106
Provision for reserve for eventual future operating losses from financial instruments transactions	297

Income before income taxes		888,646
Income taxes-current	213,526
Income taxes-deferred	(45,842)
Income taxes		167,684
Profit		720,962
Profit attributable to non-controlling interests		17,078
Profit attributable to owners of parent		703,883

Consolidated Statement of Changes in Net Assets

(From April 1, 2019 to March 31, 2020)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity

Balance at April 1, 2019	2,339,443	739,047	5,992,247	(16,302)	9,054,436

Changes in the year

Issuance of new stock	521	521			1,043

Cash dividends			(255,834)		(255,834)

Profit attributable to owners of parent			703,883		703,883

Purchase of treasury stock				(100,088)	(100,088)

Disposal of treasury stock		(250)		733	483

Cancellation of treasury stock		(101,673)		101,673	–

Changes in shareholders’ interest due to transaction with non-controlling interests		(47,565)			(47,565)

Decrease due to decrease in subsidiaries			(945)		(945)

Decrease due to decrease in affiliates accounted for by the equity method			(679)		(679)

Reversal of land revaluation excess			(435)		(435)

Transfer from retained earnings to capital surplus		101,923	(101,923)		–

Net changes in items other than stockholders’ equity in the year

Net changes in the year	521	(47,044)	344,064	2,318	299,860

Balance at March 31, 2020	2,339,964	692,003	6,336,311	(13,983)	9,354,296

	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasure- ments of defined benefit plans	Total accumulated other comprehen- sive income	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at April 1, 2019	1,688,852	(54,650)	36,547	50,379	(7,244)	1,713,884	4,750	678,540	11,451,611
Changes in the year
Issuance of new stock									1,043
Cash dividends									(255,834)
Profit attributable to owners of parent									703,883
Purchase of treasury stock									(100,088)
Disposal of treasury stock									483
Cancellation of treasury stock									–
Changes in shareholders’ interest due to transaction with non-controlling interests									(47,565)
Decrease due to decrease in subsidiaries									(945)
Decrease due to decrease in affiliates accounted for by the equity method									(679)
Reversal of land revaluation excess									(435)
Transfer from retained earnings to capital surplus									–
Net changes in items other than stockholders’ equity in the year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)	(2,685)	(615,671)	(966,568)
Net changes in the year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)	(2,685)	(615,671)	(666,708)
Balance at March 31, 2020	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673	2,064	62,869	10,784,903

Non-Consolidated Balance Sheet

(As of March 31, 2020)

Unit: millions of yen

Account	Amount	Account	Amount

(Assets)		(Liabilities)

Current assets	680,051	Current liabilities	1,586,051

Cash and due from banks	174,641	Short-term borrowings	1,228,030

Prepaid expenses	413	Accounts payable	39,682

Accrued income	45,660	Accrued expenses	44,409

Accrued income tax refunds	127,541	Income taxes payable	12

Current portion of long-term loans receivable from subsidiaries and affiliates	272,025	Business office taxes payable	39

Other current assets	59,769	Reserve for employee bonuses	769

		Reserve for executive bonuses	410

		Current portion of bonds payable	272,025

		Other current liabilities	673

Fixed assets	13,545,418	Fixed liabilities	6,673,150

Tangible fixed assets	29,557	Bonds	6,441,874

Buildings	80	Long-term borrowings	231,275

Equipment	12	Total liabilities	8,259,202

Construction in progress	29,464	(Net assets)

Intangible fixed assets	270	Stockholders’ equity	5,964,203

Software	270	Capital stock	2,339,964

Investments and other assets	13,515,590	Capital surplus	1,561,442

Investment securities	645	Capital reserve	1,561,442

Investments in subsidiaries and affiliates	6,341,210	Retained earnings	2,076,780

Long-term loans receivable from subsidiaries and affiliates	7,173,150	Other retained earnings	2,076,780

Long-term prepaid expenses	104	Voluntary reserve	30,420

Deferred tax assets	476	Retained earnings brought forward	2,046,360

Other	3	Treasury stock	(13,983)

		Stock acquisition rights	2,064

		Total net assets	5,966,267

Total assets	14,225,470	Total liabilities and net assets	14,225,470

Non-Consolidated Statement of Income

(From April 1, 2019 to March 31, 2020)

Unit: millions of yen

Account	Amount

Operating income		833,835

Dividends on investments in subsidiaries and affiliates	659,428

Fees and commissions received from subsidiaries and affiliates	9,087

Interest on loans receivable from subsidiaries and affiliates	165,319

Operating expenses		194,525

General and administrative expenses	26,146

Interest on bonds	161,535

Interest on long-term borrowings	6,843

Operating profit		639,310

Non-operating income		202

Interest income on deposits	70

Fees and commissions income	1

Other non-operating income	130

Non-operating expenses		10,249

Interest on short-term borrowings	4,312

Fees and commissions payments	120

Amortization of bond issuance cost	5,816

Ordinary profit		629,263

Income before income taxes		629,263

Income taxes-current	(6,803)

Income taxes-deferred	(62)

Total income taxes		(6,865)

Net income		636,128

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2019 to March 31, 2020)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus

Balance at April 1, 2019	2,339,443	1,560,921	–	1,560,921

Changes in the year

Issuance of new stock	521	521		521

Cash dividends

Net income

Purchase of treasury stock

Disposal of treasury stock			(250)	(250)

Cancellation of treasury stock			(101,673)	(101,673)

Transfer from retained earnings to capital surplus			101,923	101,923

Net changes in items other than stockholders’ equity in the year

Net changes in the year	521	521	–	521

Balance at March 31, 2020	2,339,964	1,561,442	–	1,561,442

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward

Balance at April 1, 2019	30,420	1,767,989	1,798,409	(16,302)	5,682,471	2,539	5,685,011

Changes in the year

Issuance of new stock					1,043		1,043

Cash dividends		(255,834)	(255,834)		(255,834)		(255,834)

Net income		636,128	636,128		636,128		636,128

Purchase of treasury stock				(100,088)	(100,088)		(100,088)

Disposal of treasury stock				733	483		483

Cancellation of treasury stock				101,673	–		–

Transfer from retained earnings to capital surplus		(101,923)	(101,923)		–		–

Net changes in items other than stockholders’ equity in the year						(475)	(475)

Net changes in the year	–	278,370	278,370	2,318	281,732	(475)	281,256

Balance at March 31, 2020	30,420	2,046,360	2,076,780	(13,983)	5,964,203	2,064	5,966,267

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 11, 2020

The Board of Directors
Sumitomo Mitsui Financial Group, Inc.
KPMG AZSA LLC
Tokyo Office

Toshihiro Otsuka (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Noriaki Habuto (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, of Sumitomo Mitsui Financial Group, Inc., (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), as at March 31, 2020 and for the year from April 1, 2019 to March 31, 2020 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for the Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The audit committee are responsible for overseeing the directors’ performance of their duties including the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor’s judgment.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 11, 2020

The Board of Directors
Sumitomo Mitsui Financial Group, Inc.
KPMG AZSA LLC
Tokyo Office

Toshihiro Otsuka (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Noriaki Habuto (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. (“the Company”) as at March 31, 2020 and for the year from April 1, 2019 to March 31, 2020 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for the Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements and Others section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and The audit committee for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the supplementary schedules, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The audit committee are responsible for overseeing the directors’ performance of their duties including the design, implementation and maintenance of the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements and Others

Our objectives are to obtain reasonable assurance about whether the financial statements and the supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements and the supplementary schedules.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor’s judgment

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements and the supplementary schedules or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the financial statements and the supplementary schedules are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the financial statements and the supplementary schedules, including the disclosures, and whether the financial statements and the supplementary schedules represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Audit Committee’s report Originally Issued in the Japanese Language]

Audit Report

The Audit Committee has audited the execution of duties by Directors and Corporate Executive Officers of the Company for the 18th fiscal year from April 1, 2019 to March 31, 2020, and hereby reports the method and the results of the audit as follows:

1.	Auditing Method and Details Thereof

The Audit Committee periodically received reports from the Directors, Corporate Executive Officers and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding matters prescribed by Article 416, Paragraph 1, Item 1 (b) and (e) of the Companies Act of Japan, and with respect to the status of establishment and operations of the systems that have been developed in compliance with such resolutions (internal control systems), sought their explanations as necessary, and expressed an opinion. In addition, the Audit Committee conducted audits based on the following methods.

1)

In accordance with the auditing policies, including allocation of duties established by the Audit Committee, the Audit Committee attended important meetings, received reports from the Directors, Corporate Executive Officers and other relevant personnel on matters regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company, by deploying the department in charge of internal audits and in cooperation with the internal control departments of the Company. As for the subsidiaries of the Company, the Audit Committee shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. In regard to the Company’s internal control over financial reporting, the Audit Committee received reports on the assessment of such internal control from the Directors, Corporate Executive Officers and other relevant personnel and reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

2)

The Audit Committee monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Audit Committee also received notification from the Accounting Auditor that the “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Audit Committee reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
1)

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

2)

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors and Corporate Executive Officers.

3)

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors and Corporate Executive Officers regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Non-Consolidated Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 12, 2020

The Audit Committee of Sumitomo Mitsui Financial Group, Inc.

Audit Committee Member	Masayuki Matsumoto (Seal)
Audit Committee Member	Shozo Yamazaki (Seal)
Audit Committee Member	Katsuyoshi Shinbo (Seal)
Audit Committee Member	Atsuhiko Inoue (Seal)
Audit Committee Member	Toru Mikami (Seal)

(Note)	Messrs. Masayuki Matsumoto, Shozo Yamazaki and Katsuyoshi Shinbo are Outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act of Japan.